

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Hubert J. Blanchette
Chief Executive Officer
Bitzio, Inc.
9625 Cozycroft Avenue, Suite A
Chatsworth, CA 91311

> **Re: Bitzio, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on August 12, 2014**
> **File No. 000-51688**

Dear Mr. Blanchette:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment of the Articles of Incorporation to Increase the Authorized Common Stock and Reduce the Par Value, page 2</u>

1.   We note your statement that the Board of Directors approved the amendment to reduce the par value of your common stock in order to avoid costly penalties. Please describe the mechanism that would impose the penalties you reference and the manner in which the amounts of those penalties would be computed.

2.   On page 3, you provide reasons for effecting a reverse split. However, your information statement does not inform shareholders of a reverse stock split. Please advise, with a view toward revised disclosure, whether you seek to effect a reverse stock split, or clarify.

3.   Please revise to state clearly that in the event your stock price decreases further, for securities with conversion ratios based on market price, you would be obligated to issue

more shares than are reflected in the table on page 3. Also disclose that you may issue all of the newly available authorized shares or may be required to issue shares in excess of the number of authorized shares to meet your conversion obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Robert Brantl, Esq.